September 4, 2019

Allen J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

       Re: The Sherwin-Williams Company
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           Item 2.02 Form 8-K
           Filed July 23, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed July 24, 2019
           File No. 001-04851

Dear Mr. Mistysyn:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Exhibit 13
Note 1 - Significant Accounting Policies - Inventory Accounting Change, page 45

1. We note during the fourth quarter of 2018 you made a voluntary change in accounting principle to reduce the number of pools used for determining inventory cost under the last-
      in, first-out (LIFO) method of accounting for inventory in the United States that you appear to attribute to the acquisition of Valspar. Please more fully explain to us the changes you made. Also, please help us more fully understand how the acquisition of
      Valspar impacted your inventory pools as we assume you recorded Valspar's inventory at fair value when it was acquired.
 Allen J. Mistysyn
FirstName LastNameAllen J. Mistysyn
The Sherwin-Williams Company
Comapany 4, 2019 Sherwin-Williams Company
September NameThe
September 4, 2019 Page 2
Page 2
FirstName LastName
Note 9 - Other Long-Term Liabilities, page 62

2. We note your disclosure on page 32 that you reached a series of agreements with the
         Environmental Protection Agency for remediation plans with cost estimates at one of your four major sites which required significant environmental provisions to be recorded primarily during the fourth quarter of 2018. We note that SAB Topic 5:Y indicates that environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of such liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or cash flows. It appears to us that you should enhance your disclosures to provide additional information about the agreements with the Environmental Protection Agency that required you to record significant environmental provisions during 2018. It also appears to us you that should enhance your disclosures to explain the specific facts and circumstances that resulted in the increase in the amount of reasonably possible additional losses as well as how such amounts are determined. In this regard, we note that the amount you accrued during the fourth quarter of 2018, which related to one of four primary sites, exceeded the amount of reasonably possible additional losses you disclosed as of September 30, 2018 and we also note that, subsequent to the accruals in 2018, you disclose additional reasonably possible losses. Your disclosures should also include a discussion of the material components of the amount you accrued as well as the significant assumptions underlying your estimates. Refer to SAB Topic 5:Y for additional information.
Form 8-K Filed July 23, 2019

General

3. We note you include adjustments in your non-GAAP financial measure, Adjusted diluted net income per share, that you identify as acquisition-related costs and that you also disclose such amounts in MD&A in your exchange act filings. Please tell us, and revise your filings to disclose and discuss, the specific nature of these adjustments. Please specifically address the nature of the integration costs, including if and how they are related to the restructuring costs disclosed in your exchange act filings and where they are recorded in your financial statements. Please also specifically address the nature of the purchase accounting impacts, including what they relate to and where they are recorded in your financial statements.
Form 10-Q for the Period Ended June 30, 2019

Note 11 - Income Taxes, page 16

4. We note your disclosure here and in the Form 8-K filed on June 28, 2019 that you invested in federal renewable energy tax credit funds exclusively with DC Solar Solutions,
 Allen J. Mistysyn
The Sherwin-Williams Company
September 4, 2019
Page 3
      Inc. and certain of its affiliates during 2011 and 2013 through 2017. In December 2018, you initiated an investigation after becoming aware of an ongoing investigation by federal authorities, which included the seizure of DC Solar's assets. Further, in February 2019,
      DC Solar filed for Chapter 11 (reorganization) bankruptcy protection, which was subsequently converted to Chapter 7 (liquidation) in March 2019. You stated that it did not appear reasonably possible that a material loss had occurred in the first quarter of
      2019; however, in the second quarter of 2019, you determined it is more likely than not that the tax benefits expected to be received related to these investments would no longer be ultimately realizable and recognized a charge of approximately $74 million to reflect the entire loss of the investment with DC Solar and the related expected tax benefits.
      Given that you were aware of the investigation in December 2018 and the fact that DC
      Solar was in Chapter 7 bankruptcy in March 2019, please address the following:
        Tell us what if any disclosure you provided in your 2018 Form 10-K and 3/31/19
          Form 10-Q related to this contingency or explain to us how you determined no disclosures were required by ASC 450;
        More fully explain to us the specific reasons why you did not believe a loss was probable and reasonably estimable when you filed your 3/31/19 Form 10-Q and tell us the specific events that occurred subsequent to that date that resulted in you recording a loss during the second quarter of 2019; and More fully explain to us the increase in unrecognized tax benefits at
June 30, 2019 and
          the potential impact they could have on your financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



                                                            Sincerely,

FirstName LastNameAllen J. Mistysyn                         Division of
Corporation Finance
                                                            Office of
Manufacturing and
Comapany NameThe Sherwin-Williams Company
                                                            Construction
September 4, 2019 Page 3
cc:       Jane M. Cronin
FirstName LastName